NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited
consolidated financial results for the three (3) months
ended March 31, 2013;
Appointment by the Audit Committee of Sycip Gorres
Velayo & Company as the Company’s external auditors for
2013;
Appointment of Mr. Pedro E. Roxas as Chairman of the
Audit Committee;
Appointment of Retired Chief Justice Artemio V.
Panganiban as a member of the Audit, Governance and
Nomination and Executive Compensation Committees; and
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

Exhibit 1

May 7, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2013.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 7, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2013.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,139 As of March 31, 2013	N/A		N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.
Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 7, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

1Q2013 CORE NET INCOME UP 4% AT P9.6 BILLION
1Q2013 REPORTED NET INCOME AT P9.2 BILLION
CONSOLIDATED SERVICE REVENUES STABLE AT P40 BILLION
COMBINED CELLULAR SUBSCRIBER BASE AT 71.7 MILLION,
UP 3% FROM YE2012
TOTAL BROADBAND SUBSCRIBERS AT 3.2 MILLION
SALE OF BPO BUSINESSES COMPLETED, NET PROCEEDS AT ABOUT US$316 MILLION, EXPECTED GAIN OF P1.6
BILLION AT 2Q2013

•	Consolidated Core Net Income of P9.6 billion for 1Q2013, 4% higher than P9.3 billion in 1Q2012

•	Consolidated Reported Net Income for 1Q2013 at P9.2 billion, 8% lower from P10 billion in 1Q2012

•	Consolidated service revenues stable at P40.0 billion

•	Consolidated EBITDA margin at 51% of service revenues; consolidated EBITDA stable at P20.4 billion

•	Consolidated free cash flow at P7.1 billion for 1Q2013

•	Cellular subscriber base at 71.7 million, net additions of 1.8 million for the quarter

•	Total broadband subscribers at 3.2 million; aggregate revenue contribution from broadband and internet services of P6.3 billion for 1Q2013, 10% higher than last year

•	Sale of BPO businesses completed on 30th April 2013, net proceeds of about US$316 million; exceptional gain at about P1.6 billion in 2Q2013

MANILA, Philippines, 7th May 2013 –– Philippine Long Distance Telephone Company (“PLDT” or the “Company”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three (3) months of 2013 with Consolidated Core Net Income, before exceptional items and including discontinued operations, amounting to P9.6 billion or 4% higher than the P9.2 billion recorded in the first quarter of 2012. The increase was due mainly to stable service revenues and EBITDA as well as lower provision for income taxes.

Reported Net Income, after reflecting exceptional transactions for the period, was down 8% to P9.2 billion, from P10 billion in the same period in 2012. The decline was a result of the combined impact of higher core income, lower foreign exchange and derivative gains and the retroactive effect of the adoption of revised Philippine Accounting Standard (“PAS”) 19. The revised PAS 19 requires the recognition of termination benefits arising from our manpower reduction programs (“MRP”) only when the Company can no longer withdraw the offer which is upon formal acceptance of the offer letter by the employee. In contrast, the previous version of PAS 19 allows for the recognition of termination benefits when the Company is demonstrably committed to provide termination benefits, which only entails an approved detailed, formal plan and that plan has no realistic possibility of withdrawal. As a result of the revised PAS, PLDT reversed P1.3 billion of MRP expenses accrued in the fourth quarter of 2012 and recognized P791 million of those expenses in the first quarter of 2013, based on actual offer letters accepted by employees.

EBITDA margin for the period was at 51%, a level similar to the same period last year, but an improvement over the last three quarters of 2012. Similarly, consolidated EBITDA for the first quarter of 2013 was identical with the same period last year. EBITDA excludes the retroactive effect of PAS 19 described above.

Consolidated service revenues for the first three months of 2013 was stable at P40.0 billion, reflecting the effect of steady wireless and fixed line revenues. Excluding interconnection costs, consolidated service revenues, as well as wireless and fixed line revenues, were higher by 1% year-on-year.

On 30th April 2013, PLDT concluded the sale of its BPO businesses owned by its wholly-owned subsidiary SPI Global Holdings, Inc. to Asia Outsourcing Gamma Limited (“AOGL”), a company controlled by CVC Capital Partners (“CVC”). PLDT has reinvested US$40 million in AOGL for a 19.7% stake in the company, thus enabling PLDT to continue participating in the growth of the BPO industry as a partner of CVC. Net proceeds from the sale are approximately US$316 million.

Consolidated free cash flow remained robust at P7.1 billion – albeit lower by P5.0 billion compared with last year due to movements in working capital. Consolidated capital expenditures for the period amounted to P3.1 billion as the PLDT Group continues to fortify its network despite having completed its two-year network transformation program ahead of schedule. Capital expenditures are expected to reach P29.0 billion for the year, P7.4 billion lower than the capex spend for 2012.

The Group’s consolidated net debt stood at US$1.8 billion as at 31st March 2013. Gross debt amounted to US$2.8 billion, with the inclusion of Digitel’s debt amounting to US$0.4 billion. Net debt to EBITDA was at 0.95x. The Company’s debt maturities continue to be well spread out, with over 70% due in and after 2015. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 46%. Taking into account our peso borrowings, our hedges and our U. S. dollar cash holdings, only 35% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT is the first Philippine company to be rated “investment grade” by all three major international ratings agencies. The Company recently received a further ratings upgrade from Fitch Ratings and Standard and Poor’s following the upgrade of the sovereign’s credit ratings.

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 31st March 2013 was 71.7 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 25.4 million subscribers under its mainstream Smart brands, while value brand Talk ‘N Text ended with 30.6 million subscribers as a result of 2.1 million net additions for the quarter. Digitel had 15.8 million Sun Cellular subscribers. The Group’s combined postpaid cellular subscriber base, inclusive of Sun Cellular’s 1.3 million postpaid customer count, stood at 2.1 million at the end of the period.

On the other hand, the Group’s combined broadband subscriber base was 3.2 million at the end of the first quarter of 2013. The net additions of 39,000 were offset by the decline in Sun’s broadband subscriber base as a result of a clean-up of inactive users. SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of about 1.74 million at the end of the period, over 1.2 million of whom were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by over 25,000 for the first three months of 2013, bringing the total subscriber base to 854,000, while Digitel had a total of 70,000 DSL subscribers.

For the fixed line businesses of both PLDT and Digitel, the subscriber base remained at 2.1 million at the end of the first quarter of 2013.

Service Revenues

Smart/Sun continues to lead the industry in terms of both revenues and subscribers. Wireless service revenues rose slightly to P28.5 billion for the first quarter of 2013, compared with the P28.4 billion recognized in the same period last year.

Total broadband and internet revenues for the first quarter of 2013 totaled P6.4 billion, a 10% growth rate year-on-year; broadband and internet now account for 16% of total group service revenues. Wireless broadband revenues, exclusive of mobile internet revenues, increased by 1% to P2.3 billion, compared with the P2.2 billion recorded last year. Moreover, mobile internet usage continues to grow strongly, with mobile internet revenues increasing by 42%, from P688 million at the end of the first quarter of 2012 to P979 million at the end of the first quarter of 2013. PLDT DSL generated P2.9 billion in revenues for the first three months of 2013, up 5% from P2.8 billion in the same period in 2012.

“As we await the launch of smartphones in the US$50 range, we are pleased to note the double digit growth of data-capable phones in our network, with the number of smartphones up 25% from the end of 2012. More importantly, this growth is mirrored by the continuous growth of our mobile internet revenues,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Fixed line service revenues for the first quarter of 2013 increased to P15.2 billion, or 1%, from P15.0 billion in 2012. PLDT enterprise data and DSL revenues continued to grow on the back of a 5% increase in DSL revenues and a 2% increase in third party corporate data revenues. On the other hand, the LEC and NLD businesses of PLDT posted revenue declines.

“We are pleased to see our DSL subscriber base nearing the 1 million mark and excited to note our FIBR service beginning to gain traction. Together with the sustained growth of the Enterprise segment, these should help mitigate the continued drag from the decline of our legacy toll businesses such as NLD and the inbound international long distance services,” declared Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Conclusion

“As we have seen in the past few years, our service revenue levels are challenged by an evolving revenue mix. While voice and SMS revenues were relatively stable, both International and National Long Distance revenues continued their decline, accelerated by the continued strength of the Peso. Fortunately, we saw a solid 10% growth in our broadband and internet revenues. Overall, we are encouraged that the growth in these data revenues is offsetting the softness in other revenue segments. In addition, EBITDA from continuing operations is up for the first time in quite a while. The first quarter profitability provides a good start towards our achieving core profit guidance for 2013 of P38.3 billion, ” concluded Manuel V. Pangilinan, PLDT Chairman.

####

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos, except par value per share amounts and number of shares)

                                                                                                                                                 As at December 31,     As at January 1,
                                                                                                                       As at March 31, 2013      2012                              2012

                                                                                                                                      (Unaudited)                  (As Adjusted*)
                                                                                         -----------------------------------------------------   ---------------------------------------

                                                                                            ASSETS
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

   Noncurrent Assets

Property, plant and equipment                                                                                                             195,755                  200,078               200,142

Investments in associates and joint ventures and deposit                                                                                   27,975                   27,077                17,865

Available-for-sale financial investments                                                                                                    5,671                    5,651                 7,181

Investment in debt securities and other long-term investments – net of current portion                                                        355                      205                   150

Investment properties                                                                                                                         712                      712                 1,115

Goodwill and intangible assets                                                                                                             74,048                   74,250                83,303

Deferred income tax assets – net                                                                                                            7,493                    7,225                 5,117

Prepayments – net of current portion                                                                                                        5,923                    4,500                11,697

Advances and other noncurrent assets  – net of current portion                                                                              1,804                    1,376              1,340
--------------------------------------------------------------                           -----------------------------------------------------   -------------------    ---------------

  Total Noncurrent Assets                                                                                                                 319,736                  321,074            327,910
-------------------------                                                                -----------------------------------------------------   -------------------    ---------------

   Current Assets

Cash and cash equivalents                                                                                                                  39,135                   37,161                46,057

Short-term investments                                                                                                                      1,587                      574                   558

Trade and other receivables                                                                                                                16,895                   16,379                16,245

Inventories and supplies                                                                                                                    2,503                    3,467                 3,827

Derivative financial assets                                                                                                                     –                         –                  366

Current portion of investment in debt securities and other long-term investments                                                                –                      150                   358

Current portion of prepayments                                                                                                              5,536                    5,144                 6,345

Current portion of advances and other noncurrent assets                                                                                     8,077                    8,116                   126
-------------------------------------------------------                                  -----------------------------------------------------   -------------------    ---------------

                                                                                                                                           73,733                   70,991                73,882

Assets classified as held-for-sale                                                                                                         13,577                   13,750                      –
----------------------------------                                                       -----------------------------------------------------   -------------------    ----------------

  Total Current Assets                                                                                                                     87,310                   84,741             73,882
----------------------                                                                   -----------------------------------------------------   -------------------    ---------------

   TOTAL ASSETS                                                                                                                              407,046                  405,815               401,792
============                                                                             =====================================================   ===================    ===============

                                                                                    EQUITY AND LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

   Equity

Non-voting serial preferred stock, Php10 par value per share, authorized -
807,500,000 shares;
issued and outstanding - 36,002,970 shares as at March 31, 2013 and December 31, 2012
and 441,912,370 shares as at January 1, 2012                                                                                                  360                      360                 4,419

Voting preferred stock, Php1 par value per share, authorized, issued and outstanding
- 150,000,000 shares as at March 31, 2013 and December 31, 2012                                                                               150                      150                      –

Common stock, Php5 par value per share, authorized - 234,000,000 shares;
issued - 218,779,886 shares and outstanding - 216,055,775 shares as at March 31, 2013 and December 31, 2012; and issued – 217,160,444 shares and outstanding – 214,436,333
shares as at January 1, 2012                                                                                                                1,093                    1,093                 1,085

Treasury stock - 2,724,111 shares as at March 31, 2013, December 31, 2012 and January
1, 2012                                                                                                                                   (6,505)                   (6,505)               (6,505)

Capital in excess of par value                                                                                                            130,564                  130,566               127,246

Retained earnings                                                                                                                          10,381                   25,416                26,160

Other comprehensive income                                                                                                                (3,650)                   (3,387)                1,456

Reserves of a disposal group classified as held-for-sale                                                                                  (2,177)                   (2,143)                     –
--------------------------------------------------------                                 -----------------------------------------------------   -------------------    ----------------

  Total Equity Attributable to Equity Holders of PLDT                                                                                     130,216                  145,550            153,861

Noncontrolling interests                                                                                                                      187                      184                   386
------------------------                                                                 -----------------------------------------------------   -------------------    ---------------

   TOTAL EQUITY                                                                                                                              130,403                  145,734               154,247
============                                                                             =====================================================   ===================    ===============

*	The December 31, 2012 comparative information was adjusted to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

                                                                                                                 As at December 31,     As at January 1,
                                                                                       As at March 31, 2013      2012                               2012

                                                                                                      (Unaudited)                  (As Adjusted*)
                                                                          ------------------------------------   ---------------------------------------

   Noncurrent Liabilities

Interest-bearing financial liabilities – net of current portion                                            99,796                   102,821                91,280

Deferred income tax liabilities – net                                                                       5,557                     5,713                 7,078

Derivative financial liabilities                                                                            2,688                     2,802                 2,235

Customers’ deposits                                                                                         2,545                     2,529                 2,272

Pension and other employee benefits                                                                         2,339                     1,982                   551

Deferred credits and other noncurrent liabilities                                                          20,750                    21,950                22,642
-------------------------------------------------                         ------------------------------------   --------------------   ----------------

  Total Noncurrent Liabilities                                                                            133,675                   137,797            126,058
------------------------------                                            ------------------------------------   --------------------   ----------------

   Current Liabilities

Accounts payable                                                                                           26,626                    30,451                29,554

Accrued expenses and other current liabilities                                                             70,334                    71,624                58,271

Current portion of interest-bearing financial liabilities                                                  12,004                    12,989                26,009

Provision for claims and assessments                                                                        1,555                     1,555                 1,555

Dividends payable                                                                                          25,010                       827                 2,583

Derivative financial liabilities                                                                              853                       418                   924

Income tax payable                                                                                          4,346                     1,809                 2,591
------------------                                                        ------------------------------------   --------------------   ----------------

                                                                                                          140,728                   119,673               121,487

Liabilities directly associated with assets classified as held-for-sale                                     2,240                     2,611                     –
-----------------------------------------------------------------------   ------------------------------------   --------------------   ----------------

  Total Current Liabilities                                                                               142,968                   122,284            121,487
---------------------------                                               ------------------------------------   --------------------   ----------------

   TOTAL LIABILITIES                                                                                         276,643                   260,081               247,545
-----------------                                                         ------------------------------------   --------------------   ----------------

   TOTAL EQUITY AND LIABILITIES                                                                              407,046                   405,815               401,792
============================                                              ====================================   ====================   ================

*	The December 31, 2012 comparative information was adjusted to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2013 and 2012
(in million pesos, except earnings per common share amounts)

	2013	2012
(Unaudited)		(As Adjusted*)

REVENUES
Service revenues	39,968	40,030
Non-service revenues	992	796

	40,960	40,826

EXPENSES
Depreciation and amortization	7,228	7,350
Compensation and employee benefits	5,824	4,778
Repairs and maintenance	3,301	3,189
Interconnection costs	2,577	2,903
Cost of sales	2,411	2,608
Selling and promotions	1,922	1,659
Rent	1,477	1,433
Professional and other contracted services	1,403	1,441
Taxes and licenses	899	971
Asset impairment	602	621
Communication, training and travel	512	503
Insurance and security services	378	370
Amortization of intangible assets	202	27
Other expenses	304	371

	29,040	28,224

	11,920	12,602

OTHER INCOME (EXPENSES)
Interest income	296	354
Foreign exchange gains – net	213	1,240
Equity share in net earnings of associates and joint ventures	148	274
Gains (losses) on derivative financial instruments – net	23	(134)
Financing costs – net	(1,604)	(1,675)
Other income	735	789

	(189)	848

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	11,731	13,450
PROVISION FOR INCOME TAX	2,669	3,671

NET INCOME FROM CONTINUING OPERATIONS	9,062	9,779
INCOME AFTER TAX FROM DISCONTINUED OPERATIONS	125	181

NET INCOME	9,187	9,960

ATTRIBUTABLE TO:
Equity holders of PLDT	9,178	9,969
Noncontrolling interests	9	(9)

	9,187	9,960

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	42.42	46.08
Diluted	42.42	46.08

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	41.84	45.24
Diluted	41.84	45.24

*	The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the Business Process Outsourcing segment and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com

Exhibit 2

May 7, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

May 7, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,139 As of March 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	May 7, 2013

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 7, 2013:

1.	The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2013 by the Audit Committee in its meeting held on May 6, 2013;

2.	The Board appointed Mr. Pedro E. Roxas as Chairman of the Audit Committee, effective immediately.

3.	The Board appointed Retired Chief Justice Artemio V. Panganiban as a member of the Audit, Governance and Nomination and Executive Compensation Committees, effective immediately.

4.	The Board declared a cash dividend in the total amount of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2013, payable on June 15, 2013 to the holder of record on May 27, 2013.

The cash dividend was declared out of the Company’s audited unrestricted retained earnings as at December 31, 2012, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 7, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By :

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 7, 2013